UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (Amendment No. ___)*

                           STELLAR INTERNATIONAL INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   858557 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Linda M. Crouch-McCreadie, Esq.
                              207 Mockingbird Lane
                          Johnson City, Tennessee 37602
                                 (423) 928-0181
--------------------------------------------------------------------------------
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications)

                                February 19, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  858557 10 1                                              Page 2 of 11
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons.  S.S. or I.R.S.   SJ Strategic Investments LLC
     Identification Nos. of Above Persons                             30-0060195
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member          (a)
     of a Group (See Instructions)                  ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)             WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization Tennessee
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power      4,088,794
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power            0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power 4,088,794
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned          4,088,794
     by Each Reporting Person
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares (See
     Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount           19.9%
     in Row (11)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See                      00
     Instructions)
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 3 of 11
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.  S.S. or I.R.S.    John M. Gregory
     Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a     (a)
     Group (See Instructions)                      ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)              00
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
 -------------------------------------------------------------------------------
6.   Citizenship or Place of Organization         United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power      4,088,794
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power            0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power 4,088,794
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power       0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each 4,088,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in       19.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)        IN
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 4 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. S.S. or I.R.S.     Joan P. Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a     (a)
                                                     ---------------------------
      Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)             00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power         0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power       0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power    0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each    4,088,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in      19.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 5 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. S.S. or I.R.S.     Susan Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a     (a)
                                                     ---------------------------
      Group (See Instructions)                       (b)  X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)             00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization           United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power         0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power       0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power    0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each    4,088,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in      19.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

CUSIP No.  858557 10 1                                              Page 6 of 11
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. S.S. or I.R.S.     James M. Gregory
      Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a    (a)
      Group (See Instructions)                      ----------------------------
                                                    (b) X
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)            00
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------
Number of Shares       7.  Sole Voting Power        0
Beneficially           ---------------------------------------------------------
Owned by Each          8.  Shared Voting Power      0
Reporting Person       ---------------------------------------------------------
with                   9.  Sole Dispositive Power   0
                       ---------------------------------------------------------
                      10.  Shared Dispositive Power 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each   4,088,794
      Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in    19.9%
      Row (11)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     The title and class of equity securities to which this statement relates is the Common Shares, (the "Common Shares") of Stellar International Inc. (the "Issuer"). The Issuer's principal executive offices are located at 82 Wellington Street South, Suite 201, London, Ontario, Canada N6B 2K3.

Item 2.  Identity and Background.
         -----------------------

(a) This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

(b) The address for the Reporting Persons and the principal business office for SJSI is:

     SJ Strategic Investments LLC
     340 Edgemont  Avenue,  Suite 500
     Bristol, TN  37620.

(c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

(d) None of the Reporting Persons has, during the last five years, (i) been and convicted in a criminal proceeding (excluding traffic violations or similar
(e) misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All securities acquired by the Reporting Persons were purchased with the working capital of SJSI. On February 19, 2004, SJSI acquired 4,088,794 shares of Common Shares from the Issuer at an aggregate purchase price of U.S.$3,025,708 pursuant to that certain Subscription Agreement by and between SJSI and the Issuer dated February 18, 2004 (the "Subscription Agreement").

                                     7 of 11

Item 4.  Purpose of Transaction.
         ----------------------

The Reporting Persons have acquired their Common Shares for investment purposes and may acquire additional Common Shares, or dispose of some or all of the Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Shares, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as set forth above, none of the Reporting Persons have any other plan or proposal which relates to or which would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (i)  Any action similar to any of those enumerated above.

                                    8 of 11

Item 5.  Interest in Securities of Issuer.
         --------------------------------

     (a) The calculations in this Item are based upon 20,546,706 shares of Common Stock issued and outstanding as of February 19, 2004 (based on disclosures made by the Issuer to the Reporting Persons). As of the date hereof, the Reporting Persons jointly beneficially owned 4,088,794 shares or 19.9% of the outstanding shares of Common Stock of this Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

     (b) The information contained in Item 2 is hereby incorporated by reference. SJSI has the sole power to vote or direct the vote of 4,088,794 shares and the sole power to dispose or direct the disposition of 4,088,794 shares. As Managing Member of SJSI, John M. Gregory also has the sole power to vote or direct the vote of 4,088,794 shares and the sole power to dispose or direct the disposition of 4,088,794 shares by virtue of his ability to direct the activities of SJSI. The Reporting Persons other than SJSI and John M. Gregory do not have the power to vote or direct the vote of the shares of beneficially owned by the Reporting Persons or (ii) dispose or direct the disposition of any of the shares beneficially owned by the Reporting Persons.

     (c) During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following private transaction with the Issuer, with such purchase having been made for cash:

              Transaction        Date        No. of Shares       Price Per Share
               -----------       ----        -------------      ---------------
                Purchase       2/19/04        4,088,794              $0.74

     (d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

     (e)  Not Applicable.


                                    9 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 19, 2004, SJSI acquired 4,088,794 shares of Common Shares from the Issuer at an aggregate purchase price of U.S.$3,025,708 pursuant to the Subscription Agreement.

In addition to the Subscription Agreement, SJSI has entered into a Securities Purchase and Piggy-Back Rights Agreement with the Issuer (the "Securities Purchase Agreement"). Under the terms of the Securities Purchase Agreement, SJSI obtained a right to subscribe for additional Common Shares of the Issuer in the future from time to time in order to maintain its percentage equity ownership interest in the Issuer, subject to adjustment in certain circumstances. Pursuant to the Securities Purchase Agreement, the Issuer has also granted SJSI the right to participate as a selling shareholder in future offerings of the Issuer's Common Shares.

SJSI has also entered into Right of First Refusal Agreements with each of Peter Riehl, Patricia Riehl, Samuel Hahn and Kay Hahn, pursuant to which they have granted rights of first refusal to SJSI in respect of the sale of securities in the Issuer owned by them.

The Subscription Agreement, the Securities Purchase Agreement and each of the Right of First Refusal Agreements are filed in their entirety as exhibits to this Schedule 13D and are hereby incorporated into this Item 6 by reference.

Item 7.   Material to be Filed as Exhibits.

          Exhibit       Description
          -------       ------------

          1    Joint Filing Agreement

          2. Subscription Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

          3. Securities Purchase and Piggy-Back Rights Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

          4. Right of First Refusal Agreement between Peter Riehl and SJ Strategic Investments LLC dated February 18, 2004

          5. Right of First Refusal Agreement between Patricia Riehl and SJ Strategic Investments LLC dated February 18, 2004

          6. Right of First Refusal Agreement between Samuel Hahn and SJ Strategic Investments LLC dated February 18, 2004

          7. Right of First Refusal Agreement between Kay Hahn and SJ Strategic Investments LLC dated February 18, 2004

                                    10 of 11

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2004

                                    SJ Strategic Investments LLC


                                    By: /s/ John M. Gregory
                                       -----------------------------------------
                                       John M. Gregory

                                    Its:  Managing Member

                                          /s/ John M. Gregory
                                          --------------------------------------
                                          John M. Gregory

                                          /s/ Joan P. Gregory
                                          --------------------------------------
                                          Joan P. Gregory

                                          /s/ Susan Gregory
                                          --------------------------------------
                                          Susan Gregory

                                          /s/ James M. Gregory
                                          --------------------------------------
                                          James M. Gregory








                                    11 of 11

                                  EXHIBIT INDEX

         Exhibit       Description
         -------       -----------

          1    Joint Filing Agreement

          2. Subscription Agreements by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

          3. Securities Purchase and Piggy-Back Rights Agreementby and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004

          4. Right of First Refusal Agreement between Peter Riehl and SJ Strategic Investments LLC dated February 18, 2004

          5. Right of First Refusal Agreement between Patricia Riehl and SJ Strategic Investments LLC dated February 18, 2004

          6. Right of First Refusal Agreement between Samuel Hahn and SJ Strategic Investments LLC dated February 18, 2004

          7. Right of First Refusal Agreement between Kay Hahn and SJ Strategic Investments LLC dated February 18, 2004

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     SJ Strategic  Investments LLC, a Tennessee limited liability company,  John
M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the
Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have set their hands this 1st day of March, 2004.


                                         SJ Strategic Investments LLC


                                         By:/s/ John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                         Its:  Managing Member

                                            /s/ John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                            /s/ Joan P. Gregory
                                            ------------------------------------
                                            Joan P. Gregory

                                            /s/ Susan Gregory
                                            ------------------------------------
                                            Susan Gregory

                                            /s/ James M. Gregory
                                            ------------------------------------
                                            James M. Gregory

                                                                       EXHIBIT 2
                             SUBSCRIPTION AGREEMENT
                             ----------------------

The Securities subscribed for herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold in the United States or to a U.S. person. The sale contemplated hereby is being made in reliance on a private placement exemption to "accredited investors" as defined in Rule 501(a) under the United States Securities Act of 1933, as amended.

--------------------------------------------------------------------------------
TO:               Stellar International Inc. (the "Company")

RE:               Sale of Common Shares of the Company

Details of Subscription
-----------------------

The undersigned (the "Subscriber") hereby subscribes, subject to the terms and conditions set forth in this Agreement, for common shares ("Purchased Shares") of the Company with the following specific purchase instructions. The particulars of the Purchased Shares (together with certain other material covenants and acknowledgements) are set out in Schedule "A" to this Agreement and certain representations and warranties to be made by the Subscriber so that the Company can ensure compliance with applicable securities laws are set out in Schedule "B" to this Agreement. In addition, each Subscriber must complete Schedule "D" to this Agreement, being a form of questionnaire to obtain information required by the TSX Venture Exchange, and the applicable portion of Schedule "C" to this Agreement, being the Certificate of an Accredited Investor (as hereinafter defined). Certain representations and warranties to be made by the Company are set out in Schedule "E" to this Agreement. Each such schedule is incorporated in and forms a part of this Agreement and should be reviewed carefully.

Number of Purchased Shares
subscribed for at US$0.74 each:            4,088,794  Purchased Shares
                                           ---------

Total Subscription Price:                  US$3,025,707.56
                                           ---------------

Name and Address of Subscriber:   Name:    SJ Strategic Investments LLC
                                           -------------------------------------

                                  Address: 340 Edgemont Avenue, Suite 500
                                           -------------------------------------
                                           (Street Address)

                                           Bristol, TN
                                           -------------------------------------
                                           (City and State)

                                           37620
                                           -------------------------------------
                                           (Zip Code)

Alternate Registration Instructions (if other than in the name of the Subscriber set out above):

                                  Name:
                                           -------------------------------------


                                  Address:
                                           -------------------------------------
                                           (Street Address)

                                           -------------------------------------
                                           (City and State)

                                           -------------------------------------
                                           (Zip Code)

Delivery Instructions: The name and address (including contact name and telephone number) of the person to whom the certificates representing the Purchased Shares are to be delivered, if other than to the Subscriber:

                             Name:   SJ Strategic Investments LLC
                                     -------------------------------------------

                     Contact Name:   Mark M. Manno, Esq.
                                     -------------------------------------------

                     Telephone No:   (423)989-7209
                                     -------------------------------------------

                          Address:   340 Edgemont Avenue, Suite 500
                                     -------------------------------------------
                                     (Street Address)

                                     Bristol, TN
                                     -------------------------------------------
                                     (City and State)

                                     37620
                                     -------------------------------------------
                                     (Zip Code)

                IN  WITNESS  WHEREOF  the  Subscriber  has  executed,  or caused
its  duly  authorized   representative  to  execute   this   Agreement  on  this
 18th  day of  February , 2004.
-------      -----------



                                     SJ Strategic Investments LLC
                                     -------------------------------------------
                                     Name of Subscriber (if not an individual)

                                     Per:/s/ John M. Gregory
                                         ---------------------------------------
                                     (Signature of Authorized Representative)

                                     John M. Gregory, Managing Member
                                     -------------------------------------------
                                     Name and Title of Authorized Representative

(All Subscribers must complete and return the questionnaire relating to information required by the TSX Venture Exchange annexed hereto as Schedule "D" and the applicable portion of the Certificate of an Accredited Investor annexed hereto as Schedule "C".)

                               A C C E P T A N C E

     The foregoing subscription is acknowledged, accepted and agreed to this 18th day of February, 2004.
-----       ---------


                                     STELLAR INTERNATIONAL INC.


                                     Per:/s/ Peter Riehl
                                         ---------------------------------------
                                         Authorized Signing Officer

                                  SCHEDULE "A"

This is Schedule "A" to the subscription agreement relating to the purchase of Common Shares of Stellar International Inc.

                                TERMS OF OFFERING

     1. Offering. The material terms of this offering are set out in this Schedule "A". NO INVESTMENT DEALER, UNDERWRITER OR AGENT IS ACTING IN CONNECTION WITH THIS OFFERING. NO ADVISER HAS PASSED UPON THE MERITS OF THIS OFFERING. IN ADDITION, NO SECURITIES REGULATORY AUTHORITY HAS IN ANY MANNER REVIEWED OR PASSED UPON THE MERITS OF THIS OFFERING.

2. Definitions. In this Agreement and the schedules to this Agreement, the defined terms set out on the first page of this Agreement and below (unless otherwise defined herein) shall apply and, unless the context otherwise requires:

     "Accredited Investor" means an "accredited investor" as defined in Rule 501 under the U.S. Securities Act;

     "Closing Date" means such date as the Company and the Subscriber may agree upon;

     "Closing Time" means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Subscriber may agree upon;

     "Common Shares" means common shares in the capital of the Company;

     "Company" means Stellar International Inc.;

     "Company's Information Record" means any statement contained in any press release, material change report, financial statement, annual information form or any other document of the Company which has been or is publicly disseminated by or with the consent of the Company, whether pursuant to any Securities Laws or otherwise;

     "material change" means, with respect to circumstances in which the Securities Laws of a Reporting Province or the United States and any state thereof are applicable, a material change as defined under the Securities Laws of that Reporting Province or the United States and the state thereof where the Purchased Shares are sold and, if not so defined or in circumstances in which no particular provincial, United States or state laws are applicable, a material change as defined under the Securities Act (Ontario);

     "material fact" means, with respect to circumstances in which the Securities Laws of a Reporting Province or the United States and any state thereof are applicable, a material fact as defined under the Securities Laws of that Reporting Province or the United States and the state thereof where the Purchased Shares are sold and, if not so defined or in circumstances in which no particular provincial, United States or state laws are applicable, a material fact as defined under the Securities Act (Ontario);

     "misrepresentation" means, with respect to circumstances in which the Securities Laws of a Reporting Province or the United States and any state thereof are applicable, a misrepresentation as defined under the Securities Laws of that Reporting Province or the United States and the state thereof where the Purchased Shares are sold and, if not so defined or in circumstances in which no particular provincial, United States or state laws are applicable, a misrepresentation as defined under the Securities Act (Ontario);

     "person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

     "Qualified Institutional Buyer" has the meaning attributed thereto in Rule 144A;

     "Regulation D" means Regulation D under the U.S. Securities Act;

     "Regulation S" means Regulation S under the U.S. Securities Act;

     "Reporting Province" means each of British Columbia, Alberta and Ontario;

     "Rule 144A" means Rule 144A under the U. S. Securities Act;

     "SEC" means the Securities and Exchange Commission of the United States of America;

     "Securities Commissions" means, collectively, the securities commission or other securities regulatory authority in each Reporting Province and "Securities Commission" means a securities commission or other securities regulatory authority in any one Reporting Province as the context may require;

     "Securities Laws" means, collectively, the applicable securities laws of each of the Reporting Provinces, the securities laws of the United States and the states thereof, and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, orders, blanket rulings and other regulatory instruments of the Securities Commissions, the SEC and all other applicable securities regulatory authorities;

     "Shares" means common shares in the capital of the Company;

     "TSX Venture Exchange" means the TSX Venture Exchange Inc.;

     "United States" means the United States as that term is defined in Regulation S;

     "U.S. Person" means a U.S. Person as that term is defined in Regulation S; and

     "U.S. Securities Act" means the Securities Act of 1933, as amended, of the United States.

3.   Representations   and  Warranties  of  the  Company.   The  Company  hereby
     represents and warrants to the Subscriber as set forth in Schedule "E".

4. Covenants of the Company. The Company hereby covenants and agrees with the Subscriber as follows:

     (a) to fulfill all legal requirements to permit the creation, issuance, offering and sale of the Purchased Shares, including, without limitation, compliance with applicable Securities Laws to enable the Purchased Shares to be offered for sale and sold, without the necessity of registration thereof or the filing a prospectus, an offering memorandum or other disclosure document under the applicable Securities Laws assuming the Subscriber is an Accredited Investor;

     (b) to use its best efforts to ensure that the Purchased Shares will be listed for trading on the TSX Venture Exchange upon their issue

     (c) to promptly comply with all applicable filing and other requirements under all applicable Securities Laws;

     (d) to fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set forth in Section 6, below;

     (e) to use best efforts to maintain the listing of the Shares on the TSX Venture Exchange Inc. or other stock exchange in Canada or the United States and to maintain the Company's status as a "reporting issuer" not in default under the Securities Laws of the Reporting Provinces for a period of at least two years from the Closing Date; and

     (f) to pay, promptly on request of the Subscriber, the reasonable fees and expenses of counsel to the Subscriber incurred in connection with this offering, up to a maximum of US$26,500.

5. Closing of Purchase. The Subscriber acknowledges and agrees that the closing of the subscription for Purchased Shares will be completed at the Closing Time at the offices of the Company's legal counsel in the City of Toronto, Ontario.

6. Conditions of Closing. The obligations of the Subscriber to complete the purchase of the Purchased Shares as contemplated in this Agreement are conditional upon the fulfilment at or before the Closing Time of each of the following conditions in addition to those set forth in this Agreement unless such conditions have been waived, varied, altered or amended by the
     Subscriber:

     (a) the Company shall have obtained all requisite regulatory approvals required to be obtained by the Company in respect of this offering;

     (b) the Company shall have fully complied with all relevant statutory and regulatory requirements required to be complied with prior to the Time of Closing (including, without limitation, the regulatory requirements of the TSX Venture Exchange Inc.) in connection with this offering;

     (c) the Company shall have received the conditional acceptance of the TSX Venture Exchange Inc. to proceed with this offering and to issue the Purchased Shares, subject to the usual filing requirements of the TSX Venture Exchange Inc.;

     (d) the Subscriber shall have received at the Closing Time a certificate dated the Closing Date, signed by an appropriate officer or officers of the Company addressed to the Subscriber and its counsel, with respect to the articles and by-laws of the Company, all resolutions of the Company's board of directors relating to this Agreement and the transactions contemplated hereby, and the incumbency and specimen signatures of signing officers and such other matters as the Subscriber reasonably request;

     (e) the Company shall have delivered to the Subscriber a certificate of the registrar and transfer agent of the Shares, which certifies the number of Shares issued and outstanding on the date prior to the Closing Date;

     (f) the Subscriber shall have received a certificate of status or similar certificate with respect to the jurisdiction in which the Company is incorporated;

     (g) the Company shall have executed and delivered the securities purchase and piggy-back rights agreement (the "Rights Agreement") in form satisfactory to the Subscriber' and the Subscriber' counsel, dated the Closing Date, entitling the Subscriber to acquire from time to time, or at any time, an additional number of Common Shares to maintain its 19.9% equity ownership interest in the Company at a purchase price of the lesser of (i) the closing price of the Common Shares on the TSX Venture Exchange on the day the Subscriber provides notice that it will acquire Common Shares pursuant to the Rights Agreement; and (ii) in the circumstance that the Company has made a private placement or other offering, at the lowest price that the Common Shares are sold in such private placement or other offering, in each case, subject to regulatory approval;

     (h) the Subscriber shall have received a favourable legal opinion addressed to the Subscriber, in form and substance satisfactory to the Subscriber' counsel, dated the Closing Date, from Fogler, Rubinoff LLP, counsel for the Company, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Company, in a position to have knowledge of such facts and their accuracy, substantially with respect to the following matters:

               (A) as to the incorporation and valid existence of the Company under the laws of its jurisdiction of incorporation and as to the corporate power of the Company to carry out its obligations under this Agreement and the Rights Agreement and to issue the Purchase Shares;

               (B) the Company has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own its properties;

               (C)  as to the issued and authorized capital of the Company;

               (D) none of the execution and delivery of this Agreement, the Rights Agreement, the performance by the Company of its obligations hereunder or thereunder, or the sale or issuance of the Purchased Shares do or will conflict with, or result in any breach of, or constitute a default (whether after notice or lapse of time or both) under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, or constitute a default (whether after notice or lapse of time or both) under:

                    (1)  any applicable laws of the Province of Ontario;

                    (2) the constating documents or by-laws of the Company, or, of which Fogler, Rubinoff LLP is aware, resolutions of the directors or shareholders of the Company;

                    (3) of which Fogler, Rubinoff LLP is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which it is bound on the date of the opinion; or

                    (4) of which Fogler, Rubinoff LLP is aware, any judgment, decree or order binding the Company or the property or assets of the Company,

                    which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or its assets;

               (E) The form and terms of the definitive certificates representing the Purchased Shares have been approved and adopted by the directors of the Company and comply with all legal requirements relating thereto;

               (F) the Company is a reporting issuer not on the list of defaulting reporting issuers maintained pursuant to the applicable Securities Laws in the Reporting Provinces;

               (G) all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the Rights Agreement and the allotment and issuance of the Purchased Shares;

               (H) each of this Agreement and the Rights Agreement has been duly authorized and executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought;

               (I) the Purchased Shares have been authorized, created and validly issued by the Company, and upon receipt by the Company of the proceeds of this offering, will be issued as fully paid and non-assessable Common Shares;

               (J) the issuance and sale by the Company of the Purchased Shares to the Subscriber are exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under the applicable Canadian Securities Laws to permit such issuance and sale;

               (K) the TSX Venture Exchange has conditionally accepted the listing of the Purchased Shares, subject to compliance with its conditions outlined in such conditional acceptance; and

               (L) such other matters as the Subscriber' legal counsel may reasonably request prior to the Closing Time.

7. Payment and Delivery. The Subscriber acknowledges and agrees that upon payment by it of the purchase price for the Purchased Shares subscribed for, the Company will issue to the Subscriber the Purchased Shares being subscribed for hereunder registered in the Subscriber's name (or in such other name or names as are set forth under "Alternate Registration Instructions" on the first page of this Agreement) and cause to be issued and delivered to the Subscriber, in accordance with the Subscriber's "Delivery Instructions" on the second page of this Agreement, definitive certificates representing the Purchased Shares being subscribed for hereunder.

8. Information and Documents. Prior to the Closing Date the Subscriber will deliver or arrange to have delivered or telecopied (and, if telecopied, will forthwith thereafter have delivered) to the Company (or to such other person or at such address as the Company may direct by notice), a completed and executed copy of this Agreement, and will, promptly upon request by the Company, provide the Company with such information and execute and deliver to the Company such additional undertakings, questionnaires and other documents as the Company may reasonably request in connection with the issue and sale of the Purchased Shares. The Subscriber acknowledges and agrees that such undertakings, questionnaires and other documents, when executed and delivered by it, will form part of and will be incorporated into this Agreement with the same effect as if each constituted a representation and warranty or covenant of the Subscriber hereunder in favour of the Company. The Subscriber hereby consents to the filing of such undertakings, questionnaires and other documents as are required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby. ALL SUBSCRIBERS MUST COMPLETE AND RETURN THE TSX VENTURE EXCHANGE QUESTIONNAIRE AND UNDERTAKING ANNEXED HERETO AS SCHEDULE "D" AND THE APPLICABLE PORTION OF THE CERTIFICATE OF AN ACCREDITED INVESTOR ANNEXED HERETO AS SCHEDULE "C".

9. Resale Restrictions. The Subscriber understands and acknowledges that the Purchased Shares will be subject to certain resale restrictions under applicable Securities Laws and the Subscriber agrees to comply with such restrictions. The Subscriber also acknowledges that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible for complying with such restrictions (and the Company is not in any manner responsible for ensuring compliance by the Subscriber with such restrictions). Such resale restrictions are more fully described in Schedule "B" hereto.

10. Indemnity of Subscriber to Company. The Subscriber agrees to indemnify and hold harmless the Company and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Company in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any document furnished by the Subscriber to the Company in connection herewith.

11. Indemnity of Company to Subscriber. The Company agrees to indemnify and hold harmless the Subscriber and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Company contained herein or in any document furnished by the Company to the Subscriber in connection herewith being untrue in any material respect or any breach or failure by the Company to comply with any covenant or agreement made by the Company herein or in any document furnished by the Company to the Subscriber in connection herewith.

12. Modification. Except as otherwise provided for herein, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

13. Miscellaneous. The agreement resulting from the acceptance of this Agreement by the Company contains the whole agreement between the Company and the Subscriber in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein and in any amendments hereto. All representations, warranties, agreements and covenants made or deemed to be made by the Subscriber herein will survive the execution and delivery, and acceptance, of this Agreement and the closing of this offering. Time shall be of the essence of this Agreement. This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case without reference to conflicts or choice of laws provisions. The Subscriber irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising out of this Subscription Agreement. The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the interpretation of this Agreement. In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. This Agreement enures to the benefit of and is binding upon the parties to this subscription and their heirs, personal legal representatives, successors and permitted assigns. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document. The Company will be entitled to rely on delivery by facsimile transmission of an executed copy of this Agreement, and acceptance by the Company of such facsimile copy will be legally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof.

     The Company is a corporation incorporated under the Business Corporations Act (Ontario). Certain of the directors and officers of the Company are residents of Canada, and all or a substantial portion of the assets of the Company are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon such persons or to realize in the United States upon judgements rendered against the Company by courts of the United States predicated upon civil liabilities under United States federal securities laws. There is doubt as to the enforceability in Canada against the Company or any of its directors or officers named therein who are not residents of the United States in original actions or in actions for enforcement of judgements rendered by courts of the United States, of liabilities predicated solely on United States federal securities laws.

14.  Assignment.   Neither  the  rights  granted  to  a  Subscriber  under  this
     Agreement, nor the agreement itself, may be assigned or transferred by the Subscriber without the prior written consent of the Company.

                                  SCHEDULE "B"

           SUBSCRIBER'S REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENT

This is Schedule "B" to the agreement relating to the purchase of Purchased Shares of Stellar International Inc. Capitalized terms used but not defined in this schedule are intended to have the meanings ascribed thereto, as applicable, on the first page of this Agreement.

By executing this Agreement, the Subscriber represents and warrants to the Company, which representations and warranties are true as of the date of this Agreement and will be true as of the Closing Date and acknowledges that the Company is relying thereon, that:

1.   General

     (a) Authorization and Effectiveness. The Subscriber is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof.

          this Agreement constitutes a legal, valid and binding contract of the Subscriber, enforceable against the Subscriber.

          The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any terms or provisions of any law applicable to or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which it, he or she is or may be bound.

     (b) Residence. The Subscriber is a resident of, or is otherwise subject to, the jurisdiction referred to under "Name and Address of Subscriber" on the first page of this Agreement, which address is the residence or place of business of the Subscriber not created or used solely for the purpose of acquiring Purchased Shares.

     (c) Investment Intent. The Subscriber is acquiring Purchased Shares for the account of the Subscriber and such account is purchasing Purchased Shares to be held for investment only and not with a view to resale, distribution or other disposition of the Purchased Shares or any portion thereof and without any present intention of selling, offering to sell or otherwise disposing of or distributing the Purchased Shares or any portion thereof in any transaction other than a transaction complying with the registration requirements of the U.S. Securities Act and applicable state securities or "Blue Sky" laws, or pursuant to an exemption therefrom.

     (d) Prospectus Exemptions. The Subscriber acknowledges and agrees that the sale and delivery of the Purchased Shares to the Subscriber is conditional upon such sale being exempt from the requirements under applicable Securities Laws requiring the filing of a prospectus (or similar document) in connection with the distribution of the Purchased Shares or upon the issuance of such rulings, orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus (or similar document).

     (e) Offering Documents. The Subscriber has not received an offering memorandum or similar document in connection with this offering and has not received, nor has the Subscriber requested, nor does the Subscriber need to receive, any other document.

     (f) No Solicitation or Advertising. The Subscriber acknowledges that it has not purchased the Purchased Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or telecommunications, including electronic display, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

     (g) No Undisclosed Information. The Purchased Shares are not being purchased by the Subscriber as a result of any material information concerning the Company that has not been publicly disclosed and the Subscriber's decision to tender this offer and acquire Purchased Shares has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Company or any other person and is based entirely upon the currently available public information concerning the Company.

     (h) Investment Suitability. The Subscriber has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Purchased Shares and is in a financial position to hold the Purchased Shares for an indefinite period of time and is able to bear the economic risk, and withstand a complete loss, of such investment. The Subscriber has, to the extent the Subscriber believes such discussion is necessary, obtained such professional legal, tax and financial advisors advice as it considers appropriate in connection with the execution, delivery and performance by it of this Agreement and the transactions contemplated hereunder and the Subscriber and/or the Subscriber's advisors have determined that the Purchased Shares are a suitable investment for the Subscriber.

     (i) No Registration in U.S. The Subscriber is aware that the Purchased Shares have not been and will not be registered under the U.S. Securities Act and the sale contemplated hereby is being made in reliance on a private placement exemption to Accredited Investors.

     (j) Accredited Investor. The Subscriber represents, warrants and covenants to the Company that the Subscriber satisfies one or more of the categories indicated below:

Category 1. An organization  described in Section 501(c)(3) of the United States
            Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Purchased Shares, with total assets in excess of US5,000,000;

Category 2. A natural person whose individual  net worth or joint net worth with that person's spouse, at the date hereof exceeds US$1,000,000;

Category 3. A  natural  person  who  had  an  individual  income  in  excess  of
            US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

Category 4. A trust that (a) has total assets in excess of US$5,000,000, (b) was not  formed  for  the  specific  purpose  of acquiring the Purchased
            Shares, and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Purchased Shares;

Category 5. Any bank as defined in Section  3(a)(2) of the U.S.  Securities  Act or  any  savings  and  loan  association  or  other  institution  as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; any insurance company as defined in Section 2(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any underwriting or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors;

Category 6. A  Small  Business  Investment  Company  licensed  by the U.S. Small
            Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

Category 7. A  private  business  development  as defined in Section  202(a)(22)
            of the Investment  Advisors Acts of 1940; or

Category 8. An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

     (k) Adequate Information. The Company has provided the Subscriber with the opportunity to ask questions and seek answers concerning this offering of the Purchased Shares and the Subscriber has had access to all information concerning the Company as it has considered necessary in connection with its investment decision to acquire the Purchased Shares. The Subscriber further acknowledges that the Subscriber has received satisfactory information concerning the business and financial condition of the Company in response to all inquiries in respect thereof.

     (l) Resales. The Subscriber understands that if it decides to offer, sell, pledge or otherwise transfer the Purchased Shares, or any of them, such securities may be offered, sold or otherwise transferred only:
          (A) to the Company; (B) to an Accredited Investor, (C) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations; (D) in accordance with an exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A, if available, and in compliance with applicable local laws and regulations; (E) in a transaction that does not otherwise require registration under the U.S. Securities Act or any applicable state securities laws if an opinion of counsel, of recognized standing reasonably satisfactory to the Company, has been provided to the Company to that effect; or (F) otherwise in compliance with Securities Laws.

     (m) Legend on Certificates. The Subscriber understands that all certificates representing the Purchased Shares, as well as all certificates issued in exchange for or in substitution of the foregoing securities, until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws will bear a legend to the following effect:

               WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE
               SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE WHICH IS FOUR MONTHS FOLLOWING THE ISSUANCE OF THE PURCHASED SHARES]."

               THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION

               UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY STATE SECURITIES LAWS OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

               DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE. EXCEPT AS TO CERTAIN AFFILIATES OF THE COMPANY, AND FOR SO LONG AS THE COMPANY REMAINS A "FOREIGN ISSUER" WITH NO "SUBSTANTIAL U.S. MARKET INTEREST" AS DEFINED IN SEC REGULATION S, A NEW CERTIFICATE BEARING NO LEGEND (OTHER THAN AS MAY BE REQUIRED BY APPLICABLE FOREIGN LAW) MAY BE OBTAINED FROM THE COMPANY'S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF SEC REGULATION S UNDER THE SECURITIES ACT.

          provided that (i) if any such securities are being sold outside the United States in accordance with Rule 904 of Regulation S, the legend may be removed by providing a declaration to the registrar and transfer agent of the Company to the effect set forth in Exhibit 1 to this Agreement, or in such other form as the Company may from time to time prescribe and (ii) if any such securities are being sold pursuant to Rule 144, the legend may be removed by delivery to the registrar and transfer agent of the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

     (n) Tax Matters. The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Purchased Shares. The Company gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the Subscriber's acquisition or disposition of such securities.

     (o) Company Financial Statements. The Subscriber understands and agrees that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

     (p) Notation. The Subscriber consents to the Company making a notation on it records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfers set forth and described herein.

     (q) Subscriber's Account. The Subscriber represents that the Purchased Shares are being acquired solely for the account of the Subscriber, solely for investment purposes and not with a view to resale or distribution, and that no other person has any direct or indirect interest in the Purchased Shares. The Subscriber has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person, or anyone else, the Purchased Shares, or any part thereof, or any interest therein, and the Subscriber has no plans to enter into any such contract, undertaking, agreement or arrangement. The Subscriber acknowledges that the Purchased Shares are subject to restrictions on transfer, and that it will not be possible for the Subscriber to liquidate its investment in case of an emergency.

     (r) No Regulatory Determinations. The Subscriber acknowledges that no federal or state agency, governmental authority, regulatory body, stock exchange or other entity in the United States has made any finding or determination as to the merits of this investment, nor have any such agencies, governmental authorities, regulatory bodies, stock exchanges or other entities made any recommendation or endorsement with respect to the Purchased Shares.

     (s) Subscription Agreement The Subscriber has read and understands the contents of this Agreement and agrees to be legally bound hereby.

2. Reliance Upon Representations, Warranties and Covenants. The Subscriber acknowledges that the representations and warranties contained herein are made by it with the intention that they may be relied upon by the Company in determining the Subscriber's eligibility to purchase Purchased Shares under relevant securities legislation. The Subscriber further agrees that by accepting delivery of the Purchased Shares on the Closing Date, it will be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing Time with the same force and effect as if they had been made by the Subscriber at the Closing Time and that they will survive the purchase by the Subscriber of the Purchased Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of the Purchased Shares. The Subscriber undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time. The Subscriber acknowledges and agrees that the Company is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                                    Exhibit 1

                    FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:    Stellar International Inc.
       Equity Transfer Services Inc.

     The undersigned (A) acknowledges that the sale of the securities of Stellar International Inc. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (B) certifies that (1) the seller is not an "affiliate" of the Company (as defined in Rule 405 under the U.S. Securities Act) and (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange or any other designated offshore securities market, as defined in Regulation S, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the contemplated sale is not a transaction or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act, (5) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144 (a)(3) under the U.S. Securities Act) and (6) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities. Terms used herein have the meanings given to them by Regulation S. The undersigned is not the issuer or the distributor of the securities or any of their respective affiliates (except any director or officer who is an affiliate solely by virtue of holding such position), or any person acting on behalf of any of such issuer, distributor or affiliate.

Dated:                             By:
      -------------------------       ------------------------------------------
Witness                               Name:
                                      Title:


                      Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer, ________________________ (the "Seller), dated _______________________, with regard to our sale, for such Seller's account, of the _________________ shares, represented by certificate number ______________ (the "Shares"), of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the TSX Venture Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

------------------------------------------------------
Name of Firm

                                  SCHEDULE "C"

                      CERTIFICATE OF AN ACCREDITED INVESTOR

TO:    STELLAR INTERNATIONAL INC. (THE "COMPANY")

RE:    SUBSCRIPTION FOR COMMON SHARES OF THE COMPANY


1. Capitalized terms not otherwise defined herein shall have the meanings attributed thereto in the subscription agreement to which this certificate was attached.

2. The undersigned (the "Subscriber") represents, warrants and covenants to the Company that the Subscriber satisfies one or more of the categories of "accredited investor" as that term is defined in Rule 501 of the Securities Act of 1933, as amended (the "U.S. Securities Act"), by virtue of the Subscriber being:

[please check one]



    Category  1.     An  organization  described  in  Section  501(c)(3) of  the
----                 the  United  States Internal Revenue Code, a corporation, a
                     Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Common
                     Shares, with total assets in excess of US$5,000,000

    Category  2.     A  natural  person  whose individual net worth or joint net
----                 worth with that person's spouse, at the date hereof exceeds
                     US$1,000,000

    Category  3.     A natural person who had an individual income  in excess of
----                 US$200,000  in  each  of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year

    Category 4.      A trust that(a) has total assets in excess of US$5,000,000,
----                 (b) was  not  formed  for the specific purpose of acquiring the Common Shares, and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Common Shares

    Category 5.      Any bank as defined in Section 3(a)(2)of the U.S.Securities
----                 Act   or   any   savings   and  loan  association  or other
                     institution  as  defined in Section 3(a)(5)(A)  of the U.S.
                     Securities   Act   whether  acting  in  its  individual  or
                     fiduciary  capacity; any  broker dealer registered pursuant to Section 15 of the United States Securities  Exchange Act
                     of 1934; any insurance  company as defined in Section 2(13)
                     of   the   U.S.  Securities  Act;  any  investment  company
                     registered  under  the Investment  Company Act of 1940 or a business development company as defined in Section 2(a)(48)
                     of that Act; any Small Business Investment Company licensed by  the U.S. Small  Business  Administration  under Section
                     301(c) or (d) of the Small Business Investment Act of 1958;
                     any  plan  established  and  maintained  by  a  state,  its
                     political    subdivisions,    or    any    underwriting  or
                     instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or any employee benefit plan within the meaning of the Employee Retirement Income
                     Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are Accredited Investors

     Category 6.     A  Small  Business  Investment Company licensed by the U.S.
----                 Small  Business  Administration under Section 301(c) or (d)
                     of the Small Business Investment Act of 1958

     Category 7.     A private business development as defined in Section 202(a)
----                 (22) of the Investment Advisors Acts of 1940

 X   Category 8.     An entity  in which all of the  equity  owners  satisfy the
----                 requirements  of one or more of the  foregoing categories

3. he/she is making the above statement based on a review of the financial statements of the Subscriber for the most recently completed financial year and any interim financial statements prepared since the end of such financial year and has undertaken such other review and due diligence necessary to determine and certify that the Subscriber is an "accredited investor" as that term is defined in Rule 501 of the U.S. Securities Act; and

4. he/she understands that the Company is relying on this certificate as evidence of the Subscriber's status as an "accredited investor" in accordance with Rule 501 of the U.S. Securities Act and further understands that the Company may, in its sole discretion, require the Subscriber to execute a new and separate certificate each time the Subscriber subscribes for additional Common Shares.


DATED at 4:30 p.m. EST this 18th day of February, 2004.


                               SJ Strategic Investments LLC
                               -------------------------------------------------
                               Name of Subscriber

                          Per: /s/ John M. Gregory
                               -------------------------------------------------
                               (Signature of Authorized Representative)

                               John M. Gregory, Managing Member
                               -------------------------------------------------
                                Name and Title of Authorized Representative

                                  SCHEDULE "D"

              TSX VENTURE EXCHANGE PRIVATE PLACEMENT QUESTIONNAIRE

Shareholdings of Subscriber

     If the Subscriber owns any securities (including options, warrants, or other convertible securities) of the Corporation at the date hereof, state the number and type of securities and any conversion or redemption features thereof (if none, so state):


     ---------------------------------------------------------------------------

     State if the Subscriber will become a control person with over 20% of the Corporation's issued share capital as a result of the purchase pursuant to this subscription and assuming the deemed exercise of all convertible securities currently held and to be acquired by the Subscriber:


     ---------------------------------------------------------------------------

If the Subscriber is not an individual:

     the Subscriber confirms that it has read and duly completed a TSX Venture Exchange Form 4C - Corporate Placee Registration Form, a copy of which is attached hereto, and authorizes the Corporation to file such form with the TSX Venture Exchange.

Dated at               , this          day of                      , 2004.
         -------------       ---------        --------------------



                                           -------------------------------------
                                           (Name of Purchaser - please print)


                                           -------------------------------------
                                           (Address of Purchaser)


                                           -------------------------------------
                                          (Signature of Purchaser or  Authorized
                                           Signatory  as applicable)

                                           -------------------------------------
                                          (If   applicable,  print   name   of
                                           Authorized  Signatory and Office)

                                                                TSX
                                                           TSX VENTURE
                                                                EXCHANGE
                                     FORM 4C

                       CORPORATE PLACEE REGISTRATION FORM

     Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.   Placee Information:

     (a)  Name:
          ----------------------------------------------------------------------
     (b)  Complete Address:
                           -----------------------------------------------------
     (c)  Jurisdiction of Incorporation or Creation:
                                                    ----------------------------
2.   (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)?
                                                                           -----

     (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)?
                          ---------------

3.   If the answer to 2(b) above was "Yes", the undersigned certifies that:

(a) It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

(b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

(d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

(e) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:


     ---------------------------------------------------------------------------
     Name             City               Province or State          Country
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 176 and 182 of the Securities Act (Alberta).

              Dated at               on
                       -------------    ------------------------------  --------


                                        ----------------------------------------
                                        (Name of Purchaser - please print)

                                        ----------------------------------------
                                        (Authorized Signature)

                                        ----------------------------------------
                                        (Official Capacity - please print)

                                        ----------------------------------------
                                        (please  print  name of individual whose
                                         signature appears above)



                          THIS IS NOT A PUBLIC DOCUMENT

                                  SCHEDULE "E"

                    COMPANY'S REPRESENTATIONS AND WARRANTIES

This is Schedule "E" to the agreement relating to the purchase of Purchased Shares of Stellar International Inc. Capitalized terms used but not defined in this schedule are intended to have the meanings ascribed thereto, as applicable, on the first page of this Agreement and in Schedule "A" to this Agreement.

By executing this Agreement, the Company represents and warrants to the Subscriber, which representations and warranties are true as of the date of this Agreement and will be true as of the Closing Date and acknowledges that the Subscriber is relying thereon, that:

     (a) all of the documents, statements, press releases and other components comprising the Company's Information Record were, at their respective dates of issue or filing, true and correct in all material respects, contained no misrepresentation and were prepared in accordance with and complied with the Securities Laws applicable thereto;

     (b) there has been no material adverse change in the financial position, assets, liabilities (contingent or otherwise), business, prospects, earnings, liabilities or operations, financial or otherwise, of the Company since December 31, 2002 and no adverse material fact exists in relation to the Company or its securities which, in either case, has not been disclosed in the Company's Information Record;

     (c) the Company has full corporate power, capacity and authority to create, issue and deliver the Purchased Shares;

     (d) as of the Closing Date, the Company will have taken all corporate steps necessary to duly authorize all matters in connection with this offering, including, without limitation: (i) the execution and delivery of this Agreement and the Rights Agreement and such other agreements and instruments as contemplated herein or therein; and (ii) the creation and issuance of the Purchased Shares;

     (e) at the Closing Time and upon receipt of due payment therefor, the Purchased Shares will be validly issued and outstanding as fully paid and non-assessable Shares;

     (f) the Company has been duly incorporated and organized under the laws of its jurisdiction of incorporation and is validly existing and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

     (g) the Company has all requisite power and authority to enter into each of this Agreement and the Rights Agreement and to carry out its obligations hereunder and thereunder;

     (h)  the  Company is  current  and  up-to-date  with all  material  filings required to be made under the laws of its jurisdiction of incorporation and has all requisite corporate power to carry on its business as now conducted and as presently proposed to be conducted and to own or lease its property;

     (i)  the Company has no material subsidiaries;

     (j) the Company is a reporting issuer under the Securities Laws of the Reporting Provinces and is not in default of any requirement of such Securities Laws and the by-laws, rules and regulations of the TSX Venture Exchange and the Company is not included on a list of defaulting reporting issuers maintained by the securities regulators of the Reporting Provinces;

     (k) all consents, approvals, permits, authorizations or filings as may be required under Securities Laws or the rules and regulations of the TSX Venture Exchange necessary for the execution and delivery of this Agreement and the Rights Agreement have been made or obtained or will have been made or obtained, as applicable, subject to fulfilling the conditions contained in a letter from the TSX Venture Exchange dated February 13, 2004 in connection with the conditional acceptance of this offering and any filings required under applicable U.S. securities laws;

     (l) each of the execution and delivery of this Agreement, the Rights Agreement, the performance by the Company of its obligations hereunder or thereunder, and the consummation of the transactions contemplated in this Agreement and the Rights Agreement, including the issuance and delivery of the Purchased Shares, do not and will not conflict with, or result in a breach or violation of, or constitute a default (whether after notice or lapse of time or both) under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, or constitute a default (whether after notice or lapse of time or both) under:

          (1) any statute, rule or regulation applicable to the Company including, without limitation, the Securities Laws and the rules and regulations of the TSX Venture Exchange;

          (2)  the   constating   documents  or  by-laws  of  the  Company,   or
               resolutions of the directors or shareholders of the Company;

          (3) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which it is bound on the date of the opinion; or

          (4) any judgment, decree or order binding the Company or the property or assets of the Company,

          which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or its assets;

          (m) in particular and without limiting the foregoing, since January 1, 2001 (i) the Company has complied with its obligations to make timely disclosure of all material changes relating to it; and
               (ii) no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed;

          (n) the audited comparative financial statements of the Company as at and for the year ended December 31, 2002 (the "Audited Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles and present fully, fairly and correctly in all material respects, the financial position of the Company as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended;

          (o) to the knowledge of the Company, no legal or governmental proceedings are pending to which the Company is a party or to which its property is subject that would result in any material adverse change in the operation, business or condition of the Company and, to the knowledge of the Company, no such proceedings have been threatened against or are contemplated with respect to the Company or with respect to its properties;

          (p) to the knowledge of the Company, it is not in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

          (q) during the period commencing one year prior to the date hereof and ending immediately prior to the Closing Time, the Company has conducted and is conducting its business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will be at the Closing Time valid, subsisting and in good standing, except in each case in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Company, and except for the absence of any such license, registration or qualification which does not and will not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company or on the power or authority of the Company to perform its obligations under this Agreement or the Rights Agreement and the Company has not received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would materially and adversely affect the conduct of the business, operations, financial condition or income of the Company;

          (r) other than in respect of items for which patents are currently pending, the Company owns or has the right to use under license, sub-license or otherwise all material intellectual property used by the Company in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights (the "Intellectual Property"). The Intellectual Property owned by the Company (the "Owned Intellectual Property") is free and clear of any and all encumbrances, except for royalty obligations and general bank security incurred or granted, as the case may be, in the ordinary course of business. Other than as provided in the Audited Financial Statements and the notes thereto, no royalty or other fee is required to be paid by the Company to any other person in respect of the use of any of the Owned Intellectual Property. To the knowledge of the Company, no employee of the Company is in violation of any term of any non-disclosure, proprietary rights or similar agreement between such employee and the Company or between such employee and any former employer. To the knowledge of the Company, all material technical information developed by and belonging to the Company which has not been copyrighted or patented has been kept confidential;

          (s) there are no material restrictions on the ability of the Company to use and exploit all rights in the Intellectual Property required in the ordinary course of the Company's business. None of the rights of the Company in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement or the Rights Agreement. To the knowledge of the Company, the conduct of the business of each of the Company and the use of the Owned Intellectual Property does not infringe, and the Company has not received any notice, complaint, threat or claim alleging infringement of, any patent, trade mark, trade name, copyright, industrial design, trade secret or other Intellectual Property or proprietary right of any other person. The Company has no notice of any infringements of the Owned
               Intellectual Property or material claims against the Owned Intellectual Property by any third party;

          (t) at the Closing Time, each of this Agreement, and the Rights Agreement shall have been duly authorized and executed and delivered by the Company and upon such execution and delivery each shall constitute a valid and binding obligation of the Company and each shall be enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

          (u) at the Closing Time, all necessary corporate action will have been taken by the Company to authorize the execution and delivery of this Agreement and the Rights Agreement and the allotment and issuance of the Purchased Shares;

          (v) the Common Shares are listed and posted for trading on the TSX Venture Exchange and all necessary notices and filings have been made with and all necessary consents, approvals and authorizations obtained from the TSX Venture Exchange to ensure that, subject to fulfilling the conditions contained in a letter from the TSX Venture Exchange dated February 13, 2004 in connection with the conditional acceptance of this offering, the Purchased Shares will be listed for trading on the TSX Venture Exchange upon their issuance;

          (w) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority;

          (x) as of the date hereof, (i) the authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of non-voting, convertible, redeemable and retractable preferred shares, of which 16,457,912 Common Shares are issued and outstanding as fully paid and non-assessable and no preferred shares are outstanding; (ii) there are outstanding 2,540,00 options ("Options") to acquire Common Shares issued under the Company's stock option plan; and (iii) there are outstanding warrants ("Warrants") of the Company to acquire 500,667 Common Shares; all of the Common Shares have been duly authorized and are validly issued and fully paid and non-assessable and all of the Options and Warrants have been duly authorized and are validly issued; none of the Common Shares, Options or Warrants were issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon the

               Company and were all issued in compliance with applicable law and the by-laws, rules and regulations of the TSX Venture Exchange Inc.;

          (y) except as described in (x) above, and as set forth in the table below, as of the date hereof, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any capital stock of the Company nor are there outstanding any securities or obligations of any kind of the Company which are convertible into or exerciseable or exchangeable for any capital stock of the Company or any other person and the Company has no obligation of any kind to issue any additional securities or to pay for or repurchase any securities;

--------------------------------------------------------------------------------
 Arrangement:                  Number of Shares Issuable:        Issuable to:
--------------------------------------------------------------------------------
Shares for Debt (consulting    62,500 (February 15, 2004)   Collegiate Funding
services)                      62,500 (May 15, 2004)        Corp.
--------------------------------------------------------------------------------
Shares for Debt (consulting    50,000 (March 31, 2004)      LMT Financial Inc.
services)                      50,000 (June 30, 2004)
                               50,000 (September 30, 2004)
                               50,000 (December 31, 2004)
--------------------------------------------------------------------------------
Shares for Debt (consulting     1,875 (March 31, 2004)      Dr. Anthony D. Chris
services)                       1,875 (June 30, 2004)
                                1,875 (September 30, 2004)
                                1,875 (December 31, 2004)
--------------------------------------------------------------------------------
Shares for Debt (consulting     1,875 (March 31, 2004)      Dr. David G. Stevens
services)                       1,875 (June 30, 2004)
                                1,875 (September 30, 2004)
                                1,875 (December 31, 2004)
--------------------------------------------------------------------------------

          (z) as of the date hereof, there are no stockholder agreements, proxies, voting trusts, rights to require registration under Securities Laws or other arrangements or commitments to which the Company is a party or bound with respect to the voting, disposition or registration of any outstanding securities of the Company;

          (aa) the Company has on a timely basis filed all necessary federal, provincial, state, local and foreign tax returns and notices and has paid or made provision for all applicable taxes of whatever nature to the extent such taxes have become due or have been alleged to be due and the Company is not aware of any material tax deficiencies or material interest or penalties accrued or accruing, or alleged to be accrued or accruing thereon which have not otherwise been provided for by the Company;

          (bb) the Company has not made any loans to or guaranteed the obligations of any person;

          (cc) Equity Transfer Services Inc. at its principal offices in the City of Toronto has been duly appointed as registrar and transfer agent for the Common Shares;

          (dd) the form and terms of the definitive certificates representing the Purchased Shares have been approved and adopted by the directors of the Company and comply with all legal requirements relating thereto;

          (ee) the auditors of the Company who audited the Audited Financial Statements are independent public accountants as required by the applicable Securities Laws of this offering Jurisdictions and there has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present auditors of the Company;

          (ff) with respect to each premises which is material to the Company and which the Company occupies as tenant (the "Leased Premises"), the Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing and in full force and effect;

          (gg) to the knowledge of the Company, there is not currently any labour disruption or conflict which is adversely affecting or could adversely affect, in a material manner, the carrying on of the Company's business, considered as a whole;

          (hh) other than as set out in the Company Information Record, to the knowledge of the Company, none of the directors, officers or employees of the Company or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company which, as the case may be, materially affects, is material to or will materially affect the Company;

          (ii) except in material compliance with applicable legislation, to its knowledge, the Company has not used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances ("Hazardous Substances");

          (jj) except in material compliance with applicable legislation, to its knowledge the Company has not caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which the Company is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances;

          (kk) except as disclosed in the Audited Financial Statements, there is no material claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or relating to the Company or affecting any of its material properties or assets; and (ii) to the knowledge of the Company, no event has occurred which could reasonably be expected to give rise to any such material claim, action, proceeding or investigation; and

          (ll) there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement or the Rights Agreement.

Reliance Upon Representations, Warranties and Covenants. The Company acknowledges that the representations and warranties contained herein are made by it with the intention that they may be relied upon by the Subscriber in connection with its decision to purchase the Purchased Shares. The Company further agrees that by delivering the Purchased Shares on the Closing Date, it will be representing and warranting that the foregoing representations and warranties are true and correct as at the Closing Time with the same force and effect as if they had been made by the Company at the Closing Time and that they will survive the sale by the Company of the Purchased Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of the Purchased Shares. The Company undertakes to notify the Subscriber immediately of any change in any representation, warranty or other information relating to the Company set forth herein which takes place prior to the Closing Time. The Company acknowledges and agrees that the Subscriber is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                                                                       EXHIBIT 3

               SECURITES PURCHASE AND PIGGY-BACK RIGHTS AGREEMENT

     THIS SECURITES PURCHASE AND PIGGY-BACK RIGHTS AGREEMENT is made as of the 18th day of February, 2004 between Stellar International Inc. (the "Company") and SJ Strategic Investments LLC (the "Investor").

WHEREAS:

(a) Pursuant to a subscription agreement (the "Subscription Agreement") between the Company and the Investor dated as of the date hereof, the Investor has agreed to subscribe for 4,088,794 common shares in the capital of the Company ("Common Shares") at a price of US$0.74 per Common Share (the "Private Placement");

(b)  Upon  the  closing  of  the  Private  Placement,   the  Investor  will  own
     approximately 19.9% of the Common Shares, on a non-diluted basis;

(c) The Company may issue additional Common Shares from time to time upon the exercise of outstanding options ("Options") to acquire Common Shares, outstanding warrants ("Warrants") to acquire Common Shares or in connection with a private placement or other offering of securities of the Company;

(d) As a condition to, and in connection with, the Investor agreeing to enter into the Subscription Agreement, the Company has agreed to enter into this Agreement with the Investor pursuant to which the Company shall grant the right to the Investor and its affiliates to acquire additional Common Shares at any time and from time to time to maintain its pro-rata equity interest in the Company and shall grant certain piggy-back rights to the Investor and its affiliates in respect of Common Shares owned by them; and

(e) Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Subscription Agreement.

     NOW THEREFORE in consideration of the foregoing and the mutual covenants herein contained, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the following meanings:

     (a) "affiliate" has the meaning given to it in the Ontario Business Corporations Act;

     (b) "Determined Percentage" means initially 19.9%, provided that if the Investor or its affiliates do not fully participate in any Offering of Common Shares to maintain their aggregate equity interest in the Company, the Determined Percentage shall, upon completion of such Offering, mean the percentage determined according to the following formula:


                                   V+WX-Y
                                   ------
                                     X+Z

          where:

          (i) "V" is the number of Common Shares, if any, purchased by the Investor or its affiliates on such Offering;

          (ii) "W" is the Determined Percentage from time to time, determined immediately after the most recently completed Offering (expressed as a decimal), and if no such Offering has been completed, means 0.199;

          (iii)"X" is the number of issued and outstanding Common Shares immediately prior to the completion of such Offering;

          (iv) "Y" is the number of issued and outstanding Common Shares, if any, sold by the Investor or its affiliates pursuant to paragraph 12 hereof on such Offering; and

          (v) "Z" is the number of Common Shares sold by the Company on such Offering.

     (c) "Offering" means a private placement or any other offering of securities of the Company.

2. Securities Purchase Rights. The Company hereby grants to the Investor rights ("Rights") to acquire from the Company at anytime, and from time to time, that number of Common Shares (the "Purchased Shares") which, when added to the number of Common Shares then held by the Investor and its affiliates, shall equal the Determined Percentage of the issued and outstanding Common Shares, on a non-diluted basis.

3. Securities Purchase on Offerings. To the extent the Company proposes any Offering, the Investor and its affiliates shall be entitled to participate in such Offering and purchase up to an amount of securities of the Company sold on the Offering as is equal to:

     (a) in the case of an Offering of Common Shares, a number of Common Shares which, when added to the number of Common Shares then held by the Investor and its affiliates, shall equal the Determined Percentage of the issued and outstanding Common Shares, on a non-diluted basis; or

     (b) in the case of an Offering of securites of the Company other than Common Shares, that number of securities of the Company sold in the Offering as is equal to the Determined Percentage.

4. Exercise of Rights. The Rights may be exercised at anytime, and from time to time, by notice (the "Purchase Notice") in writing to the Company on any business day. Notwithstanding the foregoing, in the event of an Offering, the Rights in respect of such Offering must be exercised prior to the closing of such Offering.

5. Price of Purchased Shares. Subject to regulatory approval, the purchase price for the Purchased Shares shall be the lesser of (i) the closing price of the Common Shares on the TSX Venture Exchange on the day the Investor provides the Purchase Notice; and (ii) in the event of an Offering, the price per Common Share on such Offering.

6. Closing of the Purchase and Sale of the Purchased Shares. The closing of the purchase and sale of the Purchased Shares (the "Closing") shall occur as soon as reasonably practical following the delivery of the Purchase Notice, and in any event within 10 business days of the delivery of the Purchase Notice, and shall occur at the offices of counsel to the Investor, or such other location as may be agreed upon by the Investor and the Company. Notwithstanding the foregoing, if the Investor participates in an Offering, the Closing in respect of such Purchased Shares shall occur at the closing of such Offering. At Closing, upon payment by the Investor of the purchase price for the Purchased Shares, the Company will issue to the Investor the Purchased Shares registered as directed by the Investor, and cause to be issued and delivered, as directed by the Investor, definitive certificates representing the Purchased Shares.

7. Covenants of the Company. The Company hereby covenants and agrees with the Investor as follows:

     (a) to provide to the Investor, upon request, a certificate as to the number of issued and outstanding Common Shares, Options, Warrants and all other securities of the Company, as at the date of the certificate;

     (b) to provide no less than 15 days prior written notice to the Investor of any proposed Offering; and

     (c) in connection with the purchase and sale of Purchased Shares from time to time:

          (i) to fulfill all legal requirements to permit the creation, issuance, offering and sale of the Purchased Shares, including, without limitation, compliance with applicable Securities Laws;

          (ii) to use commercially reasonable best efforts to obtain all requisite regulatory approvals (including, without limitation, approval of the TSX Venture Exchange Inc. or such other exchange upon which the Common Shares are listed) required to be obtained by the Company in connection with the purchase and sale of the Purchased Shares and to ensure that the Purchased Shares will be listed for trading on the TSX Venture Exchange (or such other exchange upon which the Common Shares are listed) upon their issue; and

          (iii)to fully comply with all relevant statutory and regulatory requirements required to be complied with (including, without limitation, the regulatory requirements of the TSX Venture Exchange Inc. or other such exchange upon which the Common Shares are listed).

8. Covenants of the Investor. In connection with the purchase and sale of Purchased Shares, the Investor hereby covenants and agrees with the Company as follows:

     (a) to execute such documents as the Company may reasonably request to confirm the Investor is eligible to purchase the Purchased Shares in reliance on exemptions from applicable Securities Laws such that no registration statement, prospectus or offering memorandum is required;

     (b) to provide the Company with such undertakings, questionnaires and other documents as may be required by any securities regulatory authority (including, without limitation, the TSX Venture Exchange Inc. or such other exchange upon which the Common Shares are listed) in connection with such purchase and sale of the Purchased Shares; and

     (c) to comply with any applicable resale restrictions on the Purchased Shares.

9. Indemnity of Investor. The Investor agrees to indemnify and hold harmless the Company and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any breach failure by the Investor to comply with any covenant or agreement made by the Investor herein or in any document furnished by the Investor to the Company in connection herewith.

10. Indemnity of Company. The Company agrees to indemnify and hold harmless the Investor and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any breach or failure by the Company to comply with any covenant or agreement made by the Company herein or in any document furnished by the Company to the Investor in connection herewith.

11. Standstill. The Investor covenants that, for a period of 180 days from the date hereof, it shall not directly or indirectly purchase any Common Shares through the facilities of the TSX Venture Exchange.

12. Piggy-back Rights. If the Company at any time proposes an Offering of Common Shares, the Company shall permit the Investor or its affiliates to participate in such Offering and sell that number or percentage, as applicable, of Common Shares owned or controlled by the Investor or its affiliates (acquired pursuant to this Agreement or the Subscription Agreement) as is equal to the greater of (a) the number of Common Shares sold by any other shareholder of the Company on such Offering, if any; and
     (b) the percentage determined by dividing the number of Common Shares proposed to be sold by the Company on the Offering by the then issued and outstanding number of Common Shares, provided that, in either case (x) the right of the Investor or its affiliates to include any Common Shares in any such Offering shall be subject to the execution by the Investor or its affiliates, as applicable, of the underwriting agreement (in the case of an underwritten Offering) and other customary documents requested by the managing underwriter, the Company, or the agent, as applicable, in each case acting reasonably, and the furnishing of such information and documents as the Company, or the managing underwriter or the agent, as applicable, may reasonably request in connection with such Offering; (y) the right of the Investor or its affiliates to include any Common Shares in any underwritten Offering shall be subject to the ability of the underwriter for such underwritten Offering to exclude some or all of the Common Shares requested to be included on the basis of a good faith determination that inclusion of such securities might adversely affect the success of such underwritten Offering or otherwise adversely affect the Company (with any such exclusion to be pro rata among all selling shareholders); and (z) the right of the Investor or its affiliates to include any Common Shares in any Offering (other than an underwritten Offering or Offering made under a prospectus or registration statement, as applicable) shall be subject to the Common Shares of the Investor so included having substantially similar attributes (including re-sale restrictions) as other Common Shares issued in connection with such Offering and such inclusion being permitted without the preparation of a registration statement, prospectus or offering memorandum. For greater certainty, the foregoing restrictions in (y) of this paragraph 12 shall only apply to an underwritten Offering.

13. Termination. This Agreement shall terminate on the date that the number of Common Shares held, or over which direction or control is exercised, by the Investor fall below 10% of the issued and outstanding Common Shares, on a non-diluted basis.

14. Modification. Except as otherwise provided for herein, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

15. Notices. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed:

     if to the Company at:

          201-82 Wellingston Street South
          London, Ontario
          N6B 2K3

          Attention:        Peter Riehl, President
          Telephone:        519-434-1540
          Telecopier:       519-434-4382

     if to the Investor at:

          340 Edgemont Avenue, Suite 500
          Bristol, Tennessee 37620
          USA

          Attention:        Mark Manno, General Counsel
          Telephone:        423-989-7209
          Telecopier:       423-989-7240

     Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 6:00 p.m. (Toronto time) and otherwise on the next business day, or (ii) if sent be facsimile, on the business day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

16. Miscellaneous. This Agreement contains the whole agreement between the Company and the Investor in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein and in any amendments hereto. All representations, warranties, agreements and covenants made by the Company and the Investor herein will survive the execution and delivery of this Agreement and the closing of the purchase and sale of the Purchased Shares. Time shall be of the essence in this Agreement. This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case without reference to conflicts or choice of laws provisions. The Investor irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising out of this Agreement. The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the interpretation of this Agreement. In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. This Agreement enures to the benefit of and is binding upon the parties hereto and their heirs, personal legal representatives, successors and permitted assigns. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document. Each party will be entitled to rely on delivery by facsimile transmission of an executed copy of this Agreement. This Agreement may not be assigned or transferred by either party without the prior written consent of the other party.




                                  STELLAR INTERNATIONAL INC.

                                  By:/s/ Peter Riehl
                                     -------------------------------------------
                                    Authorized Signing Officer



                                  SJ STRATEGIC INVESTMENTS LLC

                                  By:/s/ John M. Gregory
                                     -------------------------------------------
                                    Authorized Signing Officer

                                                                       EXHIBIT 4

                        RIGHT OF FIRST REFUSAL AGREEMENT

     THIS RIGHT OF FIRST REFUSAL AGREEMENT is made as of the 18th day of February, 2004 between Peter Riehl ("Riehl") and SJ Strategic Investments LLC (the "Investor").

WHEREAS:

     (a) Pursuant to a subscription agreement (the "Subscription Agreement") between Stellar International Inc. (the "Company") and the Investor dated as of February 18, 2004, the Investor has agreed to subscribe for 4,088,794 common shares ("Common Shares") in the capital of the Company at a price of US$0.74 per Common Share;

     (b)  Riehl is a promoter and significant shareholder of the Company; and

     (c) As a condition to, and in connection with, the Investor agreeing to enter into the Subscription Agreement, Riehl has agreed to enter into this Agreement with the Investor pursuant to which Riehl grants rights of first refusal to the Investor in respect of the sale of Securities (as herein after defined) held by him.

     NOW THEREFORE in consideration of the foregoing and the mutual covenants herein contained, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the following meanings:

     (a) "Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or and any other encumbrances of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation;

     (b)  "Permitted Transferee" means either of:

          (i)  Riehl's spouse;

          (ii) a corporation, all of the voting securities or other ownership interests of which are owned by Riehl or his spouse; or

          (iii)a trust, the sole beneficiaries of which are the children of Riehl who have reached the age of majority or any of the persons specified in one or more subsections of this definition, provided that the terms of the trust include a valid condition precedent that the Securities shall vest in the beneficiary of such trust only if such beneficiary has complied with the provisions of paragraph 6(b) hereof.

     (c) "Securities" means common shares in the capital of the Company, and includes (i) any Securities into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any Securities of the Company which are received by any one or more persons as a stock dividend of distribution on or in respect of such common shares, (iii) options or warrants to acquire common shares in the capital of the Company; and
          (iv) any security, other instrument or right that is convertible into or evidences the right to acquire any of the foregoing securities; and

     (d) "Transfer" includes, in reference to any Securities, (i) any transfer of such Securities, directly or indirectly, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment; and (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of such Securities, directly or indirectly, pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such Securities passes from one person to another person or to the same person in a different legal capacity, whether or not for value.

2. Representations and Warranties of Riehl. Riehl hereby represents and warrants as following, intending that the same may be relied upon by the
     Investor:

     (a) as at the date hereof, he owns, or exercises direction or control over, the following securites of the Company (and no other securities of the Company) (collectively, the "Subject Securities"):

                                        Number and Description of Security of
          Registered Holder / Holder    the Company
          --------------------------    -------------------------------------
                  Peter Riehl           1,679,027 Common Shares
                  Peter Riehl           295,000 options to acquire Common Shares


     (b)  there are currently no Liens on the Subject Securities; and

     (c) he has read and understood the contents of this Agreement, has obtained independent legal advice in respect hereof, and agrees to be legally bound hereby.

3. Riehl shall not sell, or offer to sell, any Securities other than in compliance with this Agreement.

4. Right of First Refusal. Subject to paragraph 6 hereof, if Riehl desires to sell any Securities owned by him (the "Purchased Securities"), he shall, by notice in writing to the Investor, make an offer (the "Offer") to sell the Purchased Securities to the Investor for the price per share set out in the Offer (which price shall not be more than 114.9% of the market price of the Securities, determined in accordance with the regulations to the Securities Act (Ontario)), payable in cash on closing and otherwise on and subject to any other terms and conditions of the Offer. The Investor shall have a period of five days from the date the Offer is received (the "Offer Period") to accept the Offer in writing. If the Offer is accepted by the Investor, then Riehl shall sell and the Investor shall purchase the Purchased Securities upon the terms and conditions contained in the Offer, subject to compliance with all applicable securities laws. The closing of the transaction of purchase and sale pursuant to the Offer shall take place at the place and time that is mutually agreeable to Riehl and the Investor, and in any event shall occur within 15 days of the acceptance of the Offer. If the Investor does not accept the Offer during the Offer Period, then Riehl shall be entitled, within a period of twenty days after the expiry of the Offer Period, upon notice (the "Sale Notice") to the Investor, to sell the Purchased Securities (a) through open market sales on the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed); or (b) otherwise to any person, on terms not more favourable than the terms and conditions of the Offer. Notwithstanding the foregoing or any other term of condition of this Agreement, (a) any Offer must be made on terms and conditions to ensure that the Investor shall have the benefit of a take-over bid exemption in connection therewith under applicable securities laws (any Offer being deemed to be invalid if not made in accordance with the foregoing); and (b) the ability of the Investor to acquire the Securities pursuant to the foregoing right of first refusal shall only be operative so long as such purchase and sale may be made in reliance on exemptions from the requirement to prepare a registration statement, prospectus or offering memorandum.

5. Restriction on Transfer and Liens. From and after the date hereof, subject to paragraph 6 hereof, Riehl shall not Transfer any Securities owned by him, or grant a Lien on any Securities owned by him, without the prior written approval of the Investor.

6. Permitted Transfers. Notwithstanding paragraphs 4 and 5 hereof, Riehl shall, upon prior notice to the Investor, be permitted:

     (a) to sell through the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed) up to an aggregate of 50,000 Purchased Securities during any period of one year; and

     (b) to sell, assign or transfer Securities (the "Transferred Securities") to any Permitted Transferee, provided that as a condition to such sale, assignment or transfer, the Permitted Transferee (including any beneficiary of a trust, as applicable) enters into an agreement with the Investor, in form and substance satisfactory to the Investor, pursuant to which such Permitted Transferee provides representations, warranties and indemnities, and grants to the Investor rights of first refusal, in respect of the Transferred Securities, on terms and conditions no less favourable than those given and granted by Riehl to the Investor in this Agreement.

7. Indemnity. Riehl agrees to indemnify and hold harmless the Investor and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of Riehl (in his personal capacity, and not in his capacity as a director or officer of the Company) contained herein or in any document furnished by Riehl to the Investor in connection herewith being untrue in any material respect or any breach or failure by Riehl (in his personal capacity, and not in his capacity as a director or officer of the Company) to comply with any covenant or agreement made by Riehl herein or in any document furnished by Riehl to the Investor in connection herewith. For greater certainty, the indemnity provisions in this paragraph 7 shall not apply to any representations, warranties and covenants given by the Company to the Investor in the Subscription Agreement.

8.   Termination. This Agreement shall terminate on the earlier of the date that
     (i) the number of Common Shares held, or over which direction or control is exercised, by the Investor falls below 10% of the issued and outstanding Common Shares, on a non-diluted basis or (ii) the number of Common Shares held, or over which direction or control is exercised, by Riehl and his spouse falls below 5% of the issued and outstanding Common Shares, on a non-diluted basis.

9. Modification. Except as otherwise provided for herein, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

10. Notices. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed:

         if to Riehl at:

                  201-82 Wellington Street South
                  London, Ontario
                  N6B 2K3

                  Attention:        Peter Riehl
                  Telephone:        519-434-1540
                  Telecopier:       519-434-4382

         if to the Investor at:

                  340 Edgemont Avenue, Suite 500
                  Bristol, Tennessee 37620
                  USA

                  Attention:        Mark Manno, General Counsel
                  Telephone:        423-989-7209
                  Telecopier:       423-989-7240

          Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 6:00 p.m. (Toronto time) and otherwise on the next business day, or (ii) if sent be facsimile, on the business day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

11. Miscellaneous. This Agreement contains the whole agreement between Riehl and the Investor in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein and in any amendments hereto. All representations, warranties, agreements and covenants made by Riehl herein will survive the execution and delivery, and acceptance, of this Agreement and the closing of the purchase and sale of the Purchased Securities. Time shall be of the essence in this Agreement. This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case without reference to conflicts or choice of laws provisions. The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the interpretation of this Agreement. In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. This Agreement enures to the benefit of and is binding upon the parties hereto and their heirs, personal legal representatives, successors and permitted assigns. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document. Each party will be entitled to rely on delivery by facsimile transmission of an executed copy of this Agreement. This Agreement may not be assigned or transferred by either party without the prior written consent of the other party.

     SIGNED, SEALED and DELIVERED               )
     in the presence of                         )
                                                )
                                                )
                                                )  /s/ Peter Riehl
------------------------                        )  -----------------------------
Witness                                         )  Peter Riehl

                                                   SJ STRATEGIC INVESTMENTS LLC

                                       By:         /s/ John M. Gregory
                                                   -----------------------------
                                                   Authorized Signing Officer

                                                                       EXHIBIT 5


                        RIGHT OF FIRST REFUSAL AGREEMENT

     THIS RIGHT OF FIRST REFUSAL AGREEMENT is made as of the 18th day of February, 2004 between Patricia Riehl ("Riehl") and SJ Strategic Investments LLC (the "Investor").

WHEREAS:

(a) Pursuant to a subscription agreement (the "Subscription Agreement") between Stellar International Inc. (the "Company") and the Investor dated as of February 18, 2004, the Investor has agreed to subscribe for 4,088,794 common shares ("Common Shares") in the capital of the Company at a price of US$0.74 per Common Share;

(b)  Riehl is a promoter and significant shareholder of the Company; and

(c) As a condition to, and in connection with, the Investor agreeing to enter into the Subscription Agreement, Riehl has agreed to enter into this Agreement with the Investor pursuant to which Riehl grants rights of first refusal to the Investor in respect of the sale of Securities (as herein after defined) held by her.

     NOW THEREFORE in consideration of the foregoing and the mutual covenants herein contained, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the following meanings:

     (a) "Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or and any other encumbrances of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation;

     (b)  "Permitted Transferee" means either of:

          (i)  Riehl's spouse;

          (ii) a corporation, all of the voting securities or other ownership interests of which are owned by Riehl or her spouse; or

          (iii)a trust, the sole beneficiaries of which are the children of Riehl who have reached the age of majority or any of the persons specified in one or more subsections of this definition, provided that the terms of the trust include a valid condition precedent that the Securities shall vest in the beneficiary of such trust only if such beneficiary has complied with the provisions of paragraph 6(b) hereof.

     (c) "Securities" means common shares in the capital of the Company, and includes (i) any Securities into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any Securities of the Company which are received by any one or more persons as a stock dividend of distribution on or in respect of such common shares, (iii) options or warrants to acquire common shares in the capital of the Company; and
          (iv) any security, other instrument or right that is convertible into or evidences the right to acquire any of the foregoing securities; and

     (d) "Transfer" includes, in reference to any Securities, (i) any transfer of such Securities, directly or indirectly, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment; and (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of such Securities, directly or indirectly, pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such Securities passes from one person to another person or to the same person in a different legal capacity, whether or not for value.

2. Representations and Warranties of Riehl. Riehl hereby represents and warrants as following, intending that the same may be relied upon by the
     Investor:

     (a) as at the date hereof, she owns, or exercises direction or control over, the following securites of the Company (and no other securities of the Company) (collectively, the "Subject Securities"):

                                        Number and Description of Security of
     Registered Holder / Holder         the Company
     -----------------------            ----------------------------------------
     Patricia Riehl                     1,681,454 Common Shares
     Patricia Riehl                     9,260 warrants to acquire Common Shares;

     (b)  there are currently no Liens on the Subject Securities; and

     (c) she has read and understood the contents of this Agreement, has obtained independent legal advice in respect hereof, and agrees to be legally bound hereby.

3. Riehl shall not sell, or offer to sell, any Securities other than in compliance with this Agreement.

4. Right of First Refusal. Subject to paragraph 6 hereof, if Riehl desires to sell any Securities owned by her (the "Purchased Securities"), she shall, by notice in writing to the Investor, make an offer (the "Offer") to sell the Purchased Securities to the Investor for the price per share set out in the Offer (which price shall not be more than 114.9% of the market price of the Securities, determined in accordance with the regulations to the Securities Act (Ontario)), payable in cash on closing and otherwise on and subject to any other terms and conditions of the Offer. The Investor shall have a period of five days from the date the Offer is received (the "Offer Period") to accept the Offer in writing. If the Offer is accepted by the Investor, then Riehl shall sell and the Investor shall purchase the Purchased Securities upon the terms and conditions contained in the Offer, subject to compliance with all applicable securities laws. The closing of the transaction of purchase and sale pursuant to the Offer shall take place at the place and time that is mutually agreeable to Riehl and the Investor, and in any event shall occur within 15 days of the acceptance of the Offer. If the Investor does not accept the Offer during the Offer Period, then Riehl shall be entitled, within a period of twenty days after the expiry of the Offer Period, upon notice (the "Sale Notice") to the Investor, to sell the Purchased Securities (a) through open market sales on the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed); or (b) otherwise to any person, on terms not more favourable than the terms and conditions of the Offer. Notwithstanding the foregoing or any other term of condition of this Agreement, (a) any Offer must be made on terms and conditions to ensure that the Investor shall have the benefit of a take-over bid exemption in connection therewith under applicable securities laws (any Offer being deemed to be invalid if not made in accordance with the foregoing); and (b) the ability of the Investor to acquire the Securities pursuant to the foregoing right of first refusal shall only be operative so long as such purchase and sale may be made in reliance on exemptions from the requirement to prepare a registration statement, prospectus or offering memorandum.

5. Restriction on Transfer and Liens. From and after the date hereof, subject to paragraph 6 hereof, Riehl shall not Transfer any Securities owned by her, or grant a Lien on any Securities owned by her, without the prior written approval of the Investor.

6. Permitted Transfers. Notwithstanding paragraphs 4 and 5 hereof, Riehl shall, upon prior notice to the Investor, be permitted:

     (a) to sell through the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed) up to an aggregate of 50,000 Purchased Securities during any period of one year; and

     (b) to sell, assign or transfer Securities (the "Transferred Securities") to any Permitted Transferee, provided that as a condition to such sale, assignment or transfer, the Permitted Transferee (including any beneficiary of a trust, as applicable) enters into an agreement with the Investor, in form and substance satisfactory to the Investor, pursuant to which such Permitted Transferee provides representations, warranties and indemnities, and grants to the Investor rights of first refusal, in respect of the Transferred Securities, on terms and conditions no less favourable than those given and granted by Riehl to the Investor in this Agreement.

7. Indemnity. Riehl agrees to indemnify and hold harmless the Investor and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of Riehl (in his personal capacity, and not in his capacity as a director or officer of the Company) contained herein or in any document furnished by Riehl to the Investor in connection herewith being untrue in any material respect or any breach or failure by Riehl (in his personal capacity, and not in his capacity as a director or officer of the Company) to comply with any covenant or agreement made by Riehl herein or in any document furnished by Riehl to the Investor in connection herewith. For greater certainty, the indemnity provisions in this paragraph 7 shall not apply to any representations, warranties and covenants given by the Company to the Investor in the Subscription Agreement.

8.   Termination. This Agreement shall terminate on the earlier of the date that
     (i) the number of Common Shares held, or over which direction or control is exercised, by the Investor falls below 10% of the issued and outstanding Common Shares, on a non-diluted basis or (ii) the number of Common Shares held, or over which direction or control is exercised, by Riehl and her spouse falls below 5% of the issued and outstanding Common Shares, on a non-diluted basis.

9. Modification. Except as otherwise provided for herein, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

10. Notices. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed:

     if to Riehl at:

        201-82 Wellington Street South
        London, Ontario
        N6B 2K3

        Attention:        Patricia Riehl
        Telephone:        519-434-1540
        Telecopier:       519-434-4382

    if to the Investor at:

        340 Edgemont Avenue, Suite 500
        Bristol, Tennessee 37620
        USA

        Attention:        Mark Manno, General Counsel
        Telephone:        423-989-7209
        Telecopier:       423-989-7240

     Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 6:00 p.m. (Toronto time) and otherwise on the next business day, or (ii) if sent be facsimile, on the business day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

11. Miscellaneous. This Agreement contains the whole agreement between Riehl and the Investor in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein and in any amendments hereto. All representations, warranties, agreements and covenants made by Riehl herein will survive the execution and delivery, and acceptance, of this Agreement and the closing of the purchase and sale of the Purchased Securities. Time shall be of the essence in this Agreement. This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case without reference to conflicts or choice of laws provisions. The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the interpretation of this Agreement. In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. This Agreement enures to the benefit of and is binding upon the parties hereto and their heirs, personal legal representatives, successors and permitted assigns. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document. Each party will be entitled to rely on delivery by facsimile transmission of an executed copy of this Agreement. This Agreement may not be assigned or transferred by either party without the prior written consent of the other party.

SIGNED, SEALED and DELIVERED               )
in the presence of                         )
                                           )
                                           )
                                           )     /s/ Patricia Riehl
------------------------                   )     --------------------------
Witness                                    )     Patricia Riehl

                                                 SJ STRATEGIC INVESTMENTS LLC

                                              By:/s/ John M. Gregory
                                                 -------------------------------
                                                 Authorized Signing Officer

                                                                       EXHIBIT 6

                        RIGHT OF FIRST REFUSAL AGREEMENT

     THIS RIGHT OF FIRST REFUSAL AGREEMENT is made as of the 18th day of February, 2004 between Samuel Hahn ("Hahn") and SJ Strategic Investments LLC (the "Investor").

WHEREAS:

(a) Pursuant to a subscription agreement (the "Subscription Agreement") between Stellar International Inc. (the "Company") and the Investor dated as of February 18, 2004, the Investor has agreed to subscribe for 4,088,794 common shares ("Common Shares") in the capital of the Company at a price of US$0.74 per Common Share;

(b)  Hahn is a promoter and significant shareholder of the Company; and

(c) As a condition to, and in connection with, the Investor agreeing to enter into the Subscription Agreement, Hahn has agreed to enter into this Agreement with the Investor pursuant to which Hahn grants rights of first refusal to the Investor in respect of the sale of Securities (as herein after defined) held by him.

     NOW THEREFORE in consideration of the foregoing and the mutual covenants herein contained, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the following meanings:

     (a) "Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or and any other encumbrances of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation;

     (b)  "Permitted Transferee" means either of:

          (i)  Hahn's spouse;

          (ii) a corporation, all of the voting securities or other ownership interests of which are owned by Hahn or his spouse; or

          (iii)a trust, the sole beneficiaries of which are the children of Hahn who have reached the age of majority or any of the persons specified in one or more subsections of this definition, provided that the terms of the trust include a valid condition precedent that the Securities shall vest in the beneficiary of such trust only if such beneficiary has complied with the provisions of paragraph 6(b) hereof.

     (c) "Securities" means common shares in the capital of the Company, and includes (i) any Securities into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any Securities of the Company which are received by any one or more persons as a stock dividend of distribution on or in respect of such common shares, (iii) options or warrants to acquire common shares in the capital of the Company; and
          (iv) any security, other instrument or right that is convertible into or evidences the right to acquire any of the foregoing securities; and

     (d) "Transfer" includes, in reference to any Securities, (i) any transfer of such Securities, directly or indirectly, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment; and (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of such Securities, directly or indirectly, pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such Securities passes from one person to another person or to the same person in a different legal capacity, whether or not for value.

2. Representations and Warranties of Hahn. Hahn hereby represents and warrants as following, intending that the same may be relied upon by the Investor:

     (a) as at the date hereof, he owns, or exercises direction or control over, the following securites of the Company (and no other securities of the Company) (collectively, the "Subject Securities"):

                                      Number and Description of Security of
          Registered Holder / Holder  the Company
          --------------------------  ------------------------------------------
          Samuel Hahn                 1,529,027 Common Shares

          Samuel Hahn                   295,000 options to acquire Common Shares

     (b)  there are currently no Liens on the Subject Securities; and

     (c) he has read and understood the contents of this Agreement, has obtained independent legal advice in respect hereof, and agrees to be legally bound hereby.

3. Hahn shall not sell, or offer to sell, any Securities other than in compliance with this Agreement.

4. Right of First Refusal. Subject to paragraph 6 hereof, if Hahn desires to sell any Securities owned by him (the "Purchased Securities"), he shall, by notice in writing to the Investor, make an offer (the "Offer") to sell the Purchased Securities to the Investor for the price per share set out in the Offer (which price shall not be more than 114.9% of the market price of the Securities, determined in accordance with the regulations to the Securities Act (Ontario)), payable in cash on closing and otherwise on and subject to any other terms and conditions of the Offer. The Investor shall have a period of five days from the date the Offer is received (the "Offer Period") to accept the Offer in writing. If the Offer is accepted by the Investor, then Hahn shall sell and the Investor shall purchase the Purchased Securities upon the terms and conditions contained in the Offer, subject to compliance with all applicable securities laws. The closing of the transaction of purchase and sale pursuant to the Offer shall take place at the place and time that is mutually agreeable to Hahn and the Investor, and in any event shall occur within 15 days of the acceptance of the Offer. If the Investor does not accept the Offer during the Offer Period, then Hahn shall be entitled, within a period of twenty days after the expiry of the Offer Period, upon notice (the "Sale Notice") to the Investor, to sell the Purchased Securities (a) through open market sales on the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed); or (b) otherwise to any person, on terms not more favourable than the terms and conditions of the Offer. Notwithstanding the foregoing or any other term of condition of this Agreement, (a) any Offer must be made on terms and conditions to ensure that the Investor shall have the benefit of a take-over bid exemption in connection therewith under applicable securities laws (any Offer being deemed to be invalid if not made in accordance with the foregoing); and (b) the ability of the Investor to acquire the Securities pursuant to the foregoing right of first refusal shall only be operative so long as such purchase and sale may be made in reliance on exemptions from the requirement to prepare a registration statement, prospectus or offering memorandum.

5. Restriction on Transfer and Liens. From and after the date hereof, subject to paragraph 6 hereof, Hahn shall not Transfer any Securities owned by him, or grant a Lien on any Securities owned by him, without the prior written approval of the Investor.

6. Permitted Transfers. Notwithstanding paragraphs 4 and 5 hereof, Hahn shall, upon prior notice to the Investor, be permitted:

     (a) to sell through the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed) up to an aggregate of 50,000 Purchased Securities during any period of one year; and

     (b) to sell, assign or transfer Securities (the "Transferred Securities") to any Permitted Transferee, provided that as a condition to such sale, assignment or transfer, the Permitted Transferee (including any beneficiary of a trust, as applicable) enters into an agreement with the Investor, in form and substance satisfactory to the Investor, pursuant to which such Permitted Transferee provides representations, warranties and indemnities, and grants to the Investor rights of first refusal, in respect of the Transferred Securities, on terms and conditions no less favourable than those given and granted by Hahn to the Investor in this Agreement.

7. Indemnity. Hahn agrees to indemnify and hold harmless the Investor and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of Hahn (in his personal capacity, and not in his capacity as a director or officer of the Company) contained herein or in any document furnished by Hahn to the Investor in connection herewith being untrue in any material respect or any breach or failure by Hahn (in his personal capacity, and not in his capacity as a director or officer of the Company) to comply with any covenant or agreement made by Hahn herein or in any document furnished by Hahn to the Investor in connection herewith. For greater certainty, the indemnity provisions in this paragraph 7 shall not apply to any representations, warranties and covenants given by the Company to the Investor in the Subscription Agreement.

8.   Termination. This Agreement shall terminate on the earlier of the date that
     (i) the number of Common Shares held, or over which direction or control is exercised, by the Investor falls below 10% of the issued and outstanding Common Shares, on a non-diluted basis or (ii) the number of Common Shares held, or over which direction or control is exercised, by Hahn and his spouse falls below 5% of the issued and outstanding Common Shares, on a non-diluted basis.

9. Modification. Except as otherwise provided for herein, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

10. Notices. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed:

     if to Hahn at:

             23 Snowball Crescent
             Scarborough, Ontario
             M1B 1S5

             Attention:        Samuel Hahn
             Telephone:        416-297-7654


    if to the Investor at:

             340 Edgemont Avenue, Suite 500
             Bristol, Tennessee 37620
             USA

             Attention:        Mark Manno, General Counsel
             Telephone:        423-989-7209
             Telecopier:       423-989-7240

     Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 6:00 p.m. (Toronto time) and otherwise on the next business day, or (ii) if sent be facsimile, on the business day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

11. Miscellaneous. This Agreement contains the whole agreement between Hahn and the Investor in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein and in any amendments hereto. All representations, warranties, agreements and covenants made by Hahn herein will survive the execution and delivery, and acceptance, of this Agreement and the closing of the purchase and sale of the Purchased Securities. Time shall be of the essence in this Agreement. This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case without reference to conflicts or choice of laws provisions. The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the interpretation of this Agreement. In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. This Agreement enures to the benefit of and is binding upon the parties hereto and their heirs, personal legal representatives, successors and permitted assigns. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document. Each party will be entitled to rely on delivery by facsimile transmission of an executed copy of this Agreement. This Agreement may not be assigned or transferred by either party without the prior written consent of the other party.

SIGNED, SEALED and DELIVERED         )
in the presence of                   )
                                     )
                                     )
                                     )     /s/ Samuel Hahn
------------------------             )     -------------------------------------
Witness                              )     Samuel Hahn

                                           SJ STRATEGIC INVESTMENTS LLC

                                       By: /s/ John M. Gregory
                                           -------------------------------------
                                           Authorized Signing Officer

                                                                       EXHIBIT 7

                        RIGHT OF FIRST REFUSAL AGREEMENT

     THIS RIGHT OF FIRST REFUSAL AGREEMENT is made as of the 18th day of February, 2004 between Kay Hahn ("Hahn") and SJ Strategic Investments LLC (the "Investor").

WHEREAS:

(a) Pursuant to a subscription agreement (the "Subscription Agreement") between Stellar International Inc. (the "Company") and the Investor dated as of February 18, 2004, the Investor has agreed to subscribe for 4,088,794 common shares ("Common Shares") in the capital of the Company at a price of US$0.74 per Common Share;

(b)  Hahn is a promoter and significant shareholder of the Company; and

(c) As a condition to, and in connection with, the Investor agreeing to enter into the Subscription Agreement, Hahn has agreed to enter into this Agreement with the Investor pursuant to which Hahn grants rights of first refusal to the Investor in respect of the sale of Securities (as herein after defined) held by her.

     NOW THEREFORE in consideration of the foregoing and the mutual covenants herein contained, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the following meanings:

     (a) "Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or and any other encumbrances of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation;

     (b)  "Permitted Transferee" means either of:

          (i)  Hahn's spouse;

          (ii) a corporation, all of the voting securities or other ownership interests of which are owned by Hahn or her spouse; or

          (iii)a trust, the sole beneficiaries of which are the children of Hahn who have reached the age of majority or any of the persons specified in one or more subsections of this definition, provided that the terms of the trust include a valid condition precedent that the Securities shall vest in the beneficiary of such trust only if such beneficiary has complied with the provisions of paragraph 6(b) hereof.

     (c) "Securities" means common shares in the capital of the Company, and includes (i) any Securities into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any Securities of the Company which are received by any one or more persons as a stock dividend of distribution on or in respect of such common shares, (iii) options or warrants to acquire common shares in the capital of the Company; and
          (iv) any security, other instrument or right that is convertible into or evidences the right to acquire any of the foregoing securities; and

     (d) "Transfer" includes, in reference to any Securities, (i) any transfer of such Securities, directly or indirectly, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment; and (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of such Securities, directly or indirectly, pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such Securities passes from one person to another person or to the same person in a different legal capacity, whether or not for value.

2. Representations and Warranties of Hahn. Hahn hereby represents and warrants as following, intending that the same may be relied upon by the Investor:

     (a) as at the date hereof, she owns, or exercises direction or control over, the following securites of the Company (and no other securities of the Company) (collectively, the "Subject Securities"):

                                           Number and Description of Security of
          Registered Holder / Holder       the Company
          --------------------------       -------------------------------------
          Kay Hahn                         1,662,934 Common Shares

     (b)  there are currently no Liens on the Subject Securities; and

     (c) she has read and understood the contents of this Agreement, has obtained independent legal advice in respect hereof, and agrees to be legally bound hereby.

3. Hahn shall not sell, or offer to sell, any Securities other than in compliance with this Agreement.

4. Right of First Refusal. Subject to paragraph 6 hereof, if Hahn desires to sell any Securities owned by her (the "Purchased Securities"), she shall, by notice in writing to the Investor, make an offer (the "Offer") to sell the Purchased Securities to the Investor for the price per share set out in the Offer (which price shall not be more than 114.9% of the market price of the Securities, determined in accordance with the regulations to the Securities Act (Ontario)), payable in cash on closing and otherwise on and subject to any other terms and conditions of the Offer. The Investor shall have a period of five days from the date the Offer is received (the "Offer Period") to accept the Offer in writing. If the Offer is accepted by the Investor, then Hahn shall sell and the Investor shall purchase the Purchased Securities upon the terms and conditions contained in the Offer, subject to compliance with all applicable securities laws. The closing of the transaction of purchase and sale pursuant to the Offer shall take place at the place and time that is mutually agreeable to Hahn and the Investor, and in any event shall occur within 15 days of the acceptance of the Offer. If the Investor does not accept the Offer during the Offer Period, then Hahn shall be entitled, within a period of twenty days after the expiry of the Offer Period, upon notice (the "Sale Notice") to the Investor, to sell the Purchased Securities (a) through open market sales on the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed); or (b) otherwise to any person, on terms not more favourable than the terms and conditions of the Offer. Notwithstanding the foregoing or any other term of condition of this Agreement, (a) any Offer must be made on terms and conditions to ensure that the Investor shall have the benefit of a take-over bid exemption in connection therewith under applicable securities laws (any Offer being deemed to be invalid if not made in accordance with the foregoing); and (b) the ability of the Investor to acquire the Securities pursuant to the foregoing right of first refusal shall only be operative so long as such purchase and sale may be made in reliance on exemptions from the requirement to prepare a registration statement, prospectus or offering memorandum.

5. Restriction on Transfer and Liens. From and after the date hereof, subject to paragraph 6 hereof, Hahn shall not Transfer any Securities owned by her, or grant a Lien on any Securities owned by her, without the prior written approval of the Investor.

6. Permitted Transfers. Notwithstanding paragraphs 4 and 5 hereof, Hahn shall, upon prior notice to the Investor, be permitted:

     (a) to sell through the TSX Venture Exchange (or such other exchange upon which the Common Shares are then listed) up to an aggregate of 50,000 Purchased Securities during any period of one year; and

     (b) to sell, assign or transfer Securities (the "Transferred Securities") to any Permitted Transferee, provided that as a condition to such sale, assignment or transfer, the Permitted Transferee (including any beneficiary of a trust, as applicable) enters into an agreement with the Investor, in form and substance satisfactory to the Investor, pursuant to which such Permitted Transferee provides representations, warranties and indemnities, and grants to the Investor rights of first refusal, in respect of the Transferred Securities, on terms and conditions no less favourable than those given and granted by Hahn to the Investor in this Agreement.

7. Indemnity. Hahn agrees to indemnify and hold harmless the Investor and its current and former directors, officers, employees, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of Hahn (in his personal capacity, and not in his capacity as a director or officer of the Company) contained herein or in any document furnished by Hahn to the Investor in connection herewith being untrue in any material respect or any breach or failure by Hahn (in his personal capacity, and not in his capacity as a director or officer of the Company) to comply with any covenant or agreement made by Hahn herein or in any document furnished by Hahn to the Investor in connection herewith. For greater certainty, the indemnity provisions in this paragraph 7 shall not apply to any representations, warranties and covenants given by the Company to the Investor in the Subscription Agreement.

8.   Termination. This Agreement shall terminate on the earlier of the date that
     (i) the number of Common Shares held, or over which direction or control is exercised, by the Investor falls below 10% of the issued and outstanding Common Shares, on a non-diluted basis or (ii) the number of Common Shares held, or over which direction or control is exercised, by Hahn and her spouse falls below 5% of the issued and outstanding Common Shares, on a non-diluted basis.

9. Modification. Except as otherwise provided for herein, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

10. Notices. Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed:

     if to Hahn at:

            23 Snowball Crescent
            Scarborough, Ontario
            M1B 1S5

            Attention:        Kay Hahn
            Telephone:        416-297-7654

     if to the Investor at:

            340 Edgemont Avenue, Suite 500
            Bristol, Tennessee 37620
            USA

            Attention:        Mark Manno, General Counsel
            Telephone:        423-989-7209
            Telecopier:       423-989-7240

          Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 6:00 p.m. (Toronto time) and otherwise on the next business day, or (ii) if sent be facsimile, on the business day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

11. Miscellaneous. This Agreement contains the whole agreement between Hahn and the Investor in respect of the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements, express, implied or statutory, other than as expressly set forth herein and in any amendments hereto. All representations, warranties, agreements and covenants made by Hahn herein will survive the execution and delivery, and acceptance, of this Agreement and the closing of the purchase and sale of the Purchased Securities. Time shall be of the essence in this Agreement. This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case without reference to conflicts or choice of laws provisions. The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and will not affect the interpretation of this Agreement. In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. This Agreement enures to the benefit of and is binding upon the parties hereto and their heirs, personal legal representatives, successors and permitted assigns. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document. Each party will be entitled to rely on delivery by facsimile transmission of an executed copy of this Agreement. This Agreement may not be assigned or transferred by either party without the prior written consent of the other party.

SIGNED, SEALED and DELIVERED       )
in the presence of                 )
                                   )
                                   )
                                   )     /s/ Kay Hahn
------------------------           )     ---------------------------------------
Witness                            )     Kay Hahn

                                         SJ STRATEGIC INVESTMENTS LLC

                                     By: /s/ John M. Gregory
                                         ---------------------------------------
                                         Authorized Signing Officer